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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         SHELBOURNE PROPERTIES III, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    82137E103
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                                 (CUSIP Number)

                             DAVID J. HEYMANN, ESQ.
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 681-3636

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MARCH 1, 2002
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-----------------------

CUSIP No. 82137E103

-----------------------

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael L. Ashner
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS

           N/A
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
-----------------------------------------------------------------------

     NUMBER OF         7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           54,666 shares (1)
      OWNED BY       -----------------------------------------------------------
        EACH           8   SHARED VOTING POWER
     REPORTING
       PERSON
        WITH         -----------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           54,666 shares (1)
                     -----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           54,666 shares (1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.93%
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   14      TYPE OF REPORTING PERSON*

           IN
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(1)  Comprised entirely of shares owned by HX Investors L.P. of which Exeter
     Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole stockholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

----------------------------

CUSIP No.   82137E103

----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HX Investors L.P.
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

     NUMBER OF         7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           54,666 shares
      OWNED BY       -----------------------------------------------------------
        EACH           8   SHARED VOTING POWER
     REPORTING
       PERSON        -----------------------------------------------------------
        WITH           9   SOLE DISPOSITIVE POWER
                           54,666 shares
                     -----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           54,666 shares
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.93%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 1 amends certain information contained in the Schedule
13D (the "13D") filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 788,772 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed report on Form 10-Q less the number of shares that the Company has disclosed it has repurchased from affiliates of NorthStar.

     As of the close of business on March 1, 2002:

          (i) HX owns, or has the right to acquire, an aggregate of 54,666 shares which constitute approximately 6.93% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 54,666 shares owned by HX. Such shares constitute approximately 6.93% of the shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     On March 1, 2002, HX entered into an agreement with an unaffiliated third party pursuant to which HX will acquire, through a privately negotiated transaction, 9,666 shares of Common Stock at a price per share of $37.60. It is anticipated that this transaction will close on or prior to March 12, 2002.

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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2002

                                         HX INVESTORS L.P.

                                         By:  Exeter Capital Corporation
                                              General Partner

                                         By:  /s/ Michael L. Ashner
                                              --------------------------------
                                                  Michael L. Ashner, President



                                              /s/ Michael L. Ashner
                                              --------------------------------
                                                  Michael L. Ashner